CAPITOL FEDERAL FINANCIAL, INC.

July 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Capitol Federal Financial, Inc. Registration Statement on Form S-1 (File number 333-166578)

Gentlemen:

We hereby request acceleration of the effective date of the above-captioned Registration Statement to Friday, July 9, 2010, at 10:30 a.m., Eastern Time, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine. Additionally, the undersigned acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
CAPITOL FEDERAL FINANCIAL, INC.
By:	/s/ John B. Dicus John B. Dicus Chairman, President and Chief Executive Officer

July 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capitol Federal Financial, Inc. Registration Statement on Form S-1 (File number 333-166578)

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Capitol Federal Financial, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Friday, July 9, 2010, at 10:30 a.m., Eastern Time, or as soon thereafter as practicable.

SANDLER O’NEILL & PARTNERS, L.P.
By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Catherine A. Lawton
Catherine A. Lawton
An Officer of the Corporation